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                                  EXHIBIT 11.1
                 STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

For the Year Ended December 31, 1999

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
     1.  Net income (from July 13, 1999)....................        $ 54,440,000
     2.  Total weighted average common shares outstanding...         114,767,331
     3.  Basic earnings per share...........................        $       0.47
     4.  Diluted earnings per share.........................        $       0.47
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